The Gabelli Global Gold, Natural Resources & Income Trust
One Corporate Center
Rye, New York 10580-1422
(914) 921-5100
February 1, 2011
VIA EDGAR:
Ms. Laura E. Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	The Gabelli Global Gold, Natural Resources & Income Trust — File Nos. 333-170691 and 811-21698
Dear Ms. Hatch:
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “1933 Act”) The Gabelli Global Gold, Natural Resources & Income Trust (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement (File Nos. 333-170691 and 811-21698) so that it may become effective 10:00 AM (Eastern time) on February 4, 2011, or as soon as practicable thereafter.
          The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We request oral notification of such effectiveness by a telephone call to our counsel using the following contact information:
Rose Park
Skadden, Arps, Slate, Meagher & Flom LLP
Phone: 212-735-2262.

Sincerely, THE GABELLI GLOBAL GOLD, NATURAL RESOURCES & INCOME TRUST
By:	/s/ Bruce N. Alpert
Bruce N. Alpert
Principal Executive Officer and President

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